                                                   ----------------------------
                                                            OMB APPROVAL
                                                   ----------------------------
                                                       OMB Number: 3235-0145
                                                     Expires: December 31, 1997
                                                      Estimated average burden
                                                     hours per response.. 14.90
                                                   ----------------------------

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            StreamLogic Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  594 907 107
           --------------------------------------------------------
                                 (CUSIP Number)



                         Loomis, Sayles & Company, L.P.
               One Financial Center, Boston, Massachusetts 02111
                    Attn: Sandra P. Tichenor, Vice President
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 20, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


  CUSIP No.  594 907 107                     Page 2 of 24 Pages

-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Loomis, Sayles & Company, L.P.
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
               00
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
-------------------------------------------------------------------------------
                              7    SHARED VOTING POWER
                                   15,234,195 shares
            NUMBER OF         -------------------------------------------------
              SHARES          8    SOLE VOTING POWER
           BENEFICIALLY                   None
             OWNED BY         -------------------------------------------------
               EACH           9    SHARED DISPOSITIVE POWER
            REPORTING              15,234,195 shares
              PERSON          -------------------------------------------------
               WITH           10    SOLE DISPOSITIVE POWER
                                           None
-------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,234,195 shares
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [     ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      41.9%
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                    IA
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP No.  594 907 107                     Page 3 of 24 Pages

-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Loomis, Sayles & Company, Inc.
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
               00
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
-------------------------------------------------------------------------------
                              7    SHARED VOTING POWER
                                   15,234,195 shares
            NUMBER OF         -------------------------------------------------
              SHARES          8    SOLE VOTING POWER
           BENEFICIALLY                   None
             OWNED BY         -------------------------------------------------
               EACH           9    SHARED DISPOSITIVE POWER
            REPORTING              15,234,195 shares
              PERSON          -------------------------------------------------
               WITH           10    SOLE DISPOSITIVE POWER
                                           None
-------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,234,195 shares
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [     ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      41.9%
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                    CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP No.  594 907 107                     Page 4 of 24 Pages

-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   State of Connecticut Combined Investment Funds
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
               00
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Connecticut
-------------------------------------------------------------------------------
                              7    SHARED VOTING POWER
                                   4,915,167 shares
            NUMBER OF         -------------------------------------------------
              SHARES          8    SOLE VOTING POWER
           BENEFICIALLY                   None
             OWNED BY         -------------------------------------------------
               EACH           9    SHARED DISPOSITIVE POWER
            REPORTING              4,915,167 shares
              PERSON          -------------------------------------------------
               WITH           10    SOLE DISPOSITIVE POWER
                                           None
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,915,167 shares
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [     ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.5%
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                    OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP No.  594 907 107                     Page 5 of 24 Pages

-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   State of Connecticut Mutual Fixed Income Fund
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
               00
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Connecticut
-------------------------------------------------------------------------------
                              7    SHARED VOTING POWER
                                   4,915,167 shares
            NUMBER OF         -------------------------------------------------
              SHARES          8    SOLE VOTING POWER
           BENEFICIALLY                   None
             OWNED BY         -------------------------------------------------
               EACH           9    SHARED DISPOSITIVE POWER
            REPORTING              4,915,167 shares
              PERSON          -------------------------------------------------
               WITH           10    SOLE DISPOSITIVE POWER
                                           None
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,915,167 shares
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [     ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.5%
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                    OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP No.  594 907 107                     Page 6 of 24 Pages

-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Teachers' Retirement System
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
               00
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Connecticut
-------------------------------------------------------------------------------
                              7    SHARED VOTING POWER
                                          None
            NUMBER OF         -------------------------------------------------
              SHARES          8    SOLE VOTING POWER
           BENEFICIALLY                   None
             OWNED BY         -------------------------------------------------
               EACH           9    SHARED DISPOSITIVE POWER
            REPORTING                     None
              PERSON          -------------------------------------------------
               WITH           10    SOLE DISPOSITIVE POWER
                                          None
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,915,167 shares
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [     ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     13.5%
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                    OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP No.  594 907 107                     Page 7 of 24 Pages

-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Connecticut State Employees' Retirement System
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
               00
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Connecticut
-------------------------------------------------------------------------------
                              7    SHARED VOTING POWER
                                          None
            NUMBER OF         -------------------------------------------------
              SHARES          8    SOLE VOTING POWER
           BENEFICIALLY                   None
             OWNED BY         -------------------------------------------------
               EACH           9    SHARED DISPOSITIVE POWER
            REPORTING                     None
              PERSON          -------------------------------------------------
               WITH           10    SOLE DISPOSITIVE POWER
                                          None
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,915,167 shares
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     13.5%
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                    OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         The equity securities to which this statement relates is the Common Stock that could be issued upon exchange of certain non-voting 6% convertible subordinated Debentures ("Debentures") of StreamLogic Corporation (the "Issuer"). The Issuer's principal executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311. The Issuer has offered, subject to certain contingencies, to exchange the Debentures for Common Stock and other consideration described below in Items 3 and 4.

Item 2.  Identity and Background.

         This statement is being filed jointly by (i) Loomis Sayles and its general partner, Loomis, Sayles & Company, Inc. ("LS Inc."), sometimes collectively referred to herein as "Loomis Sayles," (ii) the State of Connecticut Combined Investment Funds (the "Connecticut CI Fund"), (iii) State of Connecticut Mutual Fixed Income Fund (the "Connecticut MFI Fund"), a sub-fund of the Connecticut CI Fund, (iv) Teachers' Retirement System (the "Connecticut Teachers' Fund") and (v) Connecticut State Employees' Retirement System (the "Connecticut SERS Fund"). The Connecticut CI Fund, Connecticut MFI Fund, Connecticut Teachers' Fund and Connecticut SERS Fund are sometimes collectively referred to herein as the "Connecticut Funds." A copy of the Joint Filing Agreement between Loomis Sayles and the Connecticut Funds is set forth on Exhibit E hereto.

         Loomis Sayles is a Delaware limited partnership whose principal executive offices are located at One Financial Center, Boston, Massachusetts 02111. Loomis Sayles is an investment adviser registered under the Investment Advisers Act of 1940 and, as such, acts as investment adviser to certain managed accounts (the "Managed Accounts").

         The general partner of Loomis Sayles is LS Inc. LS Inc. is wholly-owned by New England Investment Companies, L.P. ("NEIC") which is a publicly traded master limited partnership listed on the New York Stock Exchange. Metropolitan Life Insurance Company ("MetLife"), through a wholly-owned subsidiary, MetLife New England Holdings, Inc. ("Holdings"), is the owner of (i) all of the outstanding shares of the general partner of NEIC and (ii) approximately 55% of the partnership interests in NEIC. The business address of LS Inc. is One Financial Center, Boston, Massachusetts 02111. The business address of NEIC is 399 Boylston Street, Boston, Massachusetts 02116. The business address of Holding and MetLife is One Madison Avenue, New York, New York 10010.

         LS Inc. and NEIC operate under an understanding that specifically provides that all investment and voting decisions regarding Managed Accounts are to be made by Loomis Sayles and LS Inc., and not by NEIC. Accordingly, Loomis Sayles, LS Inc. and NEIC do not consider NEIC or the entities controlling NEIC to have direct or indirect control over the securities held in Managed Accounts including the shares of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934.

         The name, citizenship, business address, principal occupation or employment of each director and executive officer of LS Inc. is set forth on Exhibit A hereto. LS Inc. and the persons listed on Exhibit A are referred to herein as the "LS Affiliates."

         The Connecticut MFI Fund, a sub-fund of the State of Connecticut CI Fund and one of the Managed Accounts of Loomis Sayles, is expected to acquire 12.4% of the Common Stock of the Issuer and Warrants to purchase an additional 1.1% of the Common Stock of the Issuer (see Item 5 below). The Connecticut MFI Fund is a co-mingled fund primarily for the benefit of employees and retirees of the State of Connecticut.

         The Connecticut Teachers' Fund is a state pension fund which has a 54.2% interest in the Connecticut MFI Fund. The Connecticut Teachers' Fund is a fund primarily for the benefit of State of Connecticut active and retired public school and community college teachers. The business address of the Connecticut Teachers' Fund is 21 Grand Street, Hartford, Connecticut 06106.

         The Connecticut Teachers' Fund and the Connecticut SERS Fund have no voting or dispositive power over the securities held in the Connecticut MFI Fund or the Connecticut CI Fund, including the securities of the Issuer held in the Managed Accounts. The Connecticut Teachers' Fund and the Connecticut SERS Fund are required by statute to cause the funds that they collect for the benefit of their respective beneficiaries to be deposited in the Connecticut CI Fund under the control of the Treasurer of the State of Connecticut.

         The Connecticut SERS Fund is a state pension fund which has a 37.6% of the Connecticut MFI Fund. The Connecticut SERS Fund is a fund primarily for the benefit of employees and retired employees of the State of Connecticut.
The business address of the Connecticut SERS Fund is 55 Elm Street, Hartford, Connecticut 06106.

         The Treasurer of the State of Connecticut is the sole fiduciary of the Connecticut CI Fund and the Connecticut MFI Fund and has sole authority for investment decisions concerning the assets of the Connecticut Teachers' Fund and Connecticut SERS Fund. Currently, the Treasurer of the State of Connecticut is Christopher B. Burnham (the "Treasurer"). As Acting Chief Investment Officer for the State of Connecticut (the "Investment Officer"), Mr. Gary Carter may be deemed to be a control person of the Connecticut Funds. The Treasurer and the Investment Officer are United States citizens and their principal occupations are, respectively, serving as the Treasurer and serving as the Acting Investment Officer of the State of Connecticut. The business address of the Treasurer, the Investment Officer and the Connecticut CI Fund and the Connecticut MFI Fund is 55 Elm Street, Hartford, Connecticut 06106-1773.

         No other Managed Account of Loomis Sales will own in excess of 5% of the Common Stock of the Issuer. In addition, there are no participants in the Connecticut Funds that may be deemed to own in excess of 5% of the Common Stock of the Issuer other than those described above.

         Based upon information and belief, none of Loomis Sayles, the LS Affiliates, the Connecticut Funds, the Treasurer or the Investment Officer has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Certain of the Managed Accounts (including the Connecticut Funds) currently own Debentures in the aggregate principal amount of $59,354,000. Under the terms of the Debentures, the Debentures are convertible at any time prior to certain events into Common Stock of the Issuer at a price of $48.50 per share, subject to certain adjustments, for a total of approximately 1,223,793 shares of the Issuer's Common Stock. The Debentures were acquired in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts.

         Pursuant to the Issuer's Offer to Exchange dated October 7, 1996 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit B, accompanied by a Letter of Transmittal, a copy of which is attached hereto as Exhibit C, and, as supplemented on November 6, 1996, a copy of which is attached hereto as Exhibit D, the Issuer offered to exchange (the "Exchange Transaction") each $1,000 in principal amount of Debentures for (i) cash in the aggregate amount of $120.00, (ii) unsecured notes of the Issuer ("Unsecured Notes") in the principal amount of $113.33, (iii) 216.66667 shares of the Issuer's Common Stock, and (iv) five-year warrants (the "Warrants") to purchase 40 shares of the Issuer's Common Stock at an initial exercise price of $3.60 per share (for a description of the Warrants, see the section of the Offer to Exchange entitled "Description of Warrants"). Loomis Sayles has tendered the Debentures pursuant to the Offer to Exchange and the period to withdraw the tender expired at midnight, New York City time, on November 20, 1996.

         Assuming the Exchange Transaction is consummated, the Issuer is expected to exchange Debentures tendered by the Managed Accounts (which includes the Debentures held for the benefit of the Connecticut MFI Fund) in the aggregate principal amount of $59,354,000 for (i) cash in the approximate aggregate amount of $7,122,480; (ii) Unsecured Notes in the approximate aggregate principal amount of $6,726,589; (iii) an approximate aggregate of 12,860,035 shares of Common Stock of the Issuer; and (iv) Warrants to purchase an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock. No additional funds of such Managed Accounts will be expended in connection with the consummation of Exchange Transaction.

Item 4.  Purpose of Transaction.

         The Debentures were acquired during and subsequent to 1987 in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts (including the Connecticut MFI Fund) and represent investments by such Managed Accounts. The purpose of the Exchange Transaction is to facilitate the restructuring of the Issuer's debt and enable the Issuer to meet the listing requirements of Nasdaq-NMS. In April 1995, a representative of the Issuer contacted Loomis Sayles concerning a proposal to enter into a transaction whereby the Debentures would be converted into equity and cash in an effort to position the Issuer to meet the Nasdaq-NMS listing standards. As a result of those discussions, the Issuer and Loomis Sayles entered into a letter agreement dated June 14, 1996 (the "Initial Tender Agreement"), as amended on September 13, 1996 (the "First Amendment to the Initial Tender Agreement") and further amended on October 3, 1996 (the "Second Amendment to the Initial Tender Agreement"). The Initial Tender Agreement, the First Amendment to the Initial Tender Agreement and the Second Amendment to the Initial Tender Agreement are included as Appendix A-1, Appendix A-2 and Appendix A-3, respectively to the Offer to Exchange which is attached hereto as Exhibit B. The Initial Tender Agreement, the First Amendment to the Initial Tender Agreement and the Second Amendment to the Initial Tender Agreement are sometimes referred to herein as the "Initial Tender Agreement, as amended." The Initial Tender Agreement, as amended, formed the basis for the Offer to Exchange.

         Loomis Sayles tendered the Debentures prior to the expiration of the Offer to Exchange which occurred at midnight, New York City time, on November 20, 1996 (the "Expiration Time"). The Issuer has the right not to accept any Debentures if any conditions to the Exchange Offer have not been satisfied. Loomis is not aware of any conditions that have not been satisfied and currently expects that the Exchange Transaction will be consummated in the next few days.

         The Issuer is in the process of expanding its Board of directors to seven members, two of whom will be designated by investors advised by Loomis Sayles (the "New Directors"). The right of investors advised by Loomis Sayles to designate two New Directors terminates at such time as Loomis Sayles and its Managed Accounts no longer hold at least 28% of the Issuer's Common Stock (assuming exercise of all Warrants received in the Exchange Transaction). The New Directors will not be insiders of Loomis Sayles. Loomis Sayles intends that such New Directors and any subsequent director nominees designated by investors advised by Loomis Sayles (i) will serve with complete independence from Loomis Sayles, (ii) will not directly or indirectly report to or provide confidential information to Loomis Sayles, (iii) will not consult with Loomis Sayles as to board decisions, and (iv) will be asked to conduct themselves without regard to any special interests that Loomis Sayles might have.

         Assuming the Exchange Transaction is consummated, the Managed Accounts (including the Connecticut Funds) would hold approximately 41.9% of the outstanding shares of Common Stock of the Issuer, assuming (based on information provided by the Issuer) that approximately 70,211 Debentures were tendered in the Exchange Transaction and will be exchanged in accordance with the terms of the Offer to Exchange, and assuming the exercise of all Warrants received in the Exchange Transaction.

         The Debentures were purchased for the Managed Accounts (including the Connecticut Funds) in the ordinary course of Loomis Sayles' business as an investment adviser, and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. The Common Stock of the Issuer and the Warrants that are expected to be acquired in the Exchange Transaction would also be acquired for investment and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. Loomis Sayles recognizes that, upon consummation of the Exchange Transaction, it will have the power to vote and dispose of approximately 41.9% of the Issuer's Common Stock (assuming exercise of all of the Warrants) owned by the Managed Accounts and may have the power to effect, change or influence the control of the Issuer. Assuming the Exchange Transaction is consummated, Loomis Sayles has no present intent to exercise any Warrants or dispose of any shares of the Issuer's Common Stock but will monitor market conditions and may acquire or dispose of the Issuer's Common Stock held by Managed Accounts as Loomis Sayles deems appropriate and in the best interests of such Managed Accounts.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b)      As of the date hereof, none of Loomis Sayles, any of
the LS Affiliates, the Connecticut Funds, the Treasurer or the Investment Officer owns any shares of the Issuer's Common Stock. However, as of the date hereof, the Managed Accounts have tendered an aggregate of $59,354,000 in principal amount of Debentures of which $19,150,000 in principal amount of Debentures is attributable to the Managed Account for the Connecticut Funds.

         Upon consummation of the Exchange Transaction, assuming all of the Debentures tendered are exchanged pursuant to the terms of the Offer to Exchange, the Managed Accounts (which includes the Connecticut Funds) are expected to hold (i) a total of 12,860,035 shares of Issuer's Common Stock representing approximately 38.4% of the then outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants; and (ii) Warrants to purchase an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Offer to Exchange, approximately 41.9% of the Issuer's Common Stock.

         Upon consummation of the Exchange Transaction, assuming all of the Debentures tendered are exchanged pursuant to the terms of the Offer to Exchange, the Managed Account for the Connecticut Funds is expected to hold (i) approximately 4,149,167 shares of the Issuer's Common Stock representing approximately 12.4% of the then outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants and (ii) Warrants to purchase 766,000 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Offer to Exchange, approximately 13.5% of the Issuer's Common Stock.

         Loomis Sayles has dispositive power over the Debentures owned by the Managed Accounts (including the Connecticut MFI Fund) and, if the Exchange Transaction is consummated, Loomis Sayles will have voting and/or dispositive power over the Issuer's Common Stock and Warrants acquired in the Exchange Transaction and held by the Managed Accounts. However, the owner of each of the separate Managed Accounts has the right to terminate its advisory agreement with Loomis Sayles upon advance written notice and, if any such advisory agreement is terminated, Loomis Sayles will lose the power to vote or dispose of the Issuer's Common Stock owned by such terminated account. Termination of an advisory agreement will be effective upon receipt or on some future date as specified in a notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. Currently, the Debentures are held in Managed Accounts for the benefit of approximately 41 institutional investors (which number includes the Connecticut Funds).

         (c) Neither Loomis Sayles nor, to the knowledge of Loomis Sayles, any of the LS Affiliates has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days. In addition, none of the Connecticut Funds, the Treasurer or the Investment Officer has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days.

         (d) The Debentures that were tendered are owned by, and if the Exchange Transaction is consummated, the Common Stock and Warrants will be owned by, the Managed Accounts.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Loomis Sayles manages the Managed Accounts (including the Connecticut Funds) under contracts that provide the client with the right to terminate its investment advisory relationship with Loomis Sayles upon written notice. The investment advisory contracts generally give Loomis Sayles dispositive and/or voting power over the securities held in the Managed Accounts. The right to terminate a contract may take effect immediately upon receipt of the notice or at a future date as specified in the notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. The owner of a Managed Account receives all dividends, profits, distributions and economic benefit in respect of shares of the Issuer held in such owner's Managed Account.

         The Issuer is required under the terms of Initial Tender Agreement, as amended, to file and use its best efforts to have declared effective upon the closing of the Exchange Transaction, a registration statement covering the shares of the Issuer's Common Stock to be issued in the Exchange Transaction to affiliates of the Issuer and the shares of the Issuer's Common Stock to be issued upon the exercise of the Warrants which registration statement shall, subject to certain "black-out" periods, remain effective (i) for a period of five years, plus the duration of any black-out periods or (ii) to the extent that all shares received in the Exchange Transaction and upon exercise of the Warrants are freely tradeable without such registration statement, for such shorter period of time as may be deemed necessary.

Item 7.  Material to be Filed as Exhibits.

         EXHIBIT "A" certain information concerning the directors, executive officers and controlling persons of LS, Inc.*

         EXHIBIT "B" Offer to Exchange dated October 7, 1996**

                 Appendix A-1 Initial Tender Agreement dated June 14, 1996

                 Appendix A-2 First Amendment dated September 13, 1996

                 Appendix A-3 Second Amendment dated October 3, 1996

                 Appendix B Form of Note Indenture

                 Appendix C Form of Warrant Agreement

                 Appendix D Financial Statements





__________________________________

* Previously filed by Loomis Sayles with the Securities and Exchange Commission on October 29, 1996 as Exhibit A to the initial statement on Schedule 13D of Loomis Sayles (document No. 000950150-96-001207) and incorporated herein by reference.

** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

         EXHIBIT "C" Letter of Transmittal***

         EXHIBIT "D" Supplement to Offer to Exchange dated November 6, 1996****

         EXHIBIT "E" Joint Filing Agreement





__________________________________

*** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-2 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

**** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission November 6, 1996 as Exhibit D-10 to Amendment No. 1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

                                   SIGNATURE

         The State of Connecticut Combined Investment Funds, the State of Connecticut Mutual Fixed Income Fund, the Teachers' Retirement System and Connecticut State Employees' Retirement System hereby authorizes Robert J. Blanding, Frederick Vyn, Daniel J. Fuss and Sandra P. Tichenor, and each of them, as attorney-in-fact, to sign on their behalf any amendment to this statement on Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission.

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 27, 1996

                                       LOOMIS, SAYLES & COMPANY, L.P.
                                       By Loomis Sayles & Company, Inc.,
                                          General Partner


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________


                                       LOOMIS, SAYLES & COMPANY, INC.


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________



                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)


                                       STATE OF CONNECTICUT COMBINED
                                         INVESTMENT FUNDS


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________



                                       STATE OF CONNECTICUT MUTUAL FIXED
                                         INCOME FUND


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________



                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)


                                       TEACHERS' RETIREMENT SYSTEM


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________




                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)


                                       CONNECTICUT STATE EMPLOYEES'
                                       RETIREMENT SYSTEM


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________

                                 EXHIBIT INDEX


         EXHIBIT "A" certain information concerning the directors, executive officers and controlling persons of LS, Inc.*

         EXHIBIT "B" Offer to Exchange dated October 7, 1996**

                 Appendix A-1 Initial Tender Agreement dated June 14, 1996

                 Appendix A-2 First Amendment dated September 13, 1996

                 Appendix A-3 Second Amendment dated October 3, 1996

                 Appendix B Form of Note Indenture

                 Appendix C Form of Warrant Agreement

                 Appendix D Financial Statements

         EXHIBIT "C" Letter of Transmittal***

         EXHIBIT "D" Supplement to Offer to Exchange dated November 6, 1996****

         EXHIBIT "E" Joint Filing Agreement





__________________________________

* Previously filed by Loomis Sayles with the Securities and Exchange Commission on October 29, 1996 as Exhibit A to the initial statement on Schedule 13D of Loomis Sayles (document No. 000950150-96-001207) and incorporated herein by reference.

** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

*** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-2 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

**** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission November 6, 1996 as Exhibit D-10 to Amendment No. 1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

                                   EXHIBIT E
                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of StreamLogic Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 27th day of November, 1996.

                                       LOOMIS, SAYLES & COMPANY, L.P.
                                       By Loomis Sayles & Company, Inc.,
                                          General Partner



                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________



                                           LOOMIS, SAYLES & COMPANY, INC.



                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________




                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)


                                       STATE OF CONNECTICUT COMBINED
                                          INVESTMENT FUNDS



                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________



                                       STATE OF CONNECTICUT
                                          MUTUAL FIXED INCOME FUND


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________






                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)

                                       TEACHERS' RETIREMENT SYSTEM


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________






                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)


                                       CONNECTICUT STATE EMPLOYEES'
                                       RETIREMENT SYSTEM


                                          By:_________________________________
                                             Name:____________________________
                                             Title:___________________________